SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Eagle Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

269796 108
(CUSIP Number)

Pasquale DeAngelis
ProQuest Associates IV LLC
2430 Vanderbilt Beach Road, 108-190
Naples, FL 34109
(609) 919-3567
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

August 15, 2016
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796 108	13D	Page 2 of 12 Pages

1.		Name of Reporting Persons ProQuest Investments IV, L.P. ("ProQuest")
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒(1)
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,671,881
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,671,881
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,671,881
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.		Percent of Class Represented by Amount in Row 11 29.9%(2)
14.		Type of Reporting Person (See Instructions) PN
_______________________
(1) This schedule is filed by ProQuest Investments IV, L.P. ("ProQuest"), ProQuest Associates IV, LLC ("PQA IV"), ProQuest Financial LLC ("PQF"), and Jay Moorin and Alain Schreiber (Messrs. Moorin and Schreiber referred herein collectively as the "Listed Persons").  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF.  ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
(2) The percentage is based on an aggregate of 15,636,387 shares of Common Stock outstanding as of August 4, 2016.

CUSIP No. 269796 108	13D	Page 3 of 12 Pages

1.		Name of Reporting Persons ProQuest Associates IV LLC ("PQA IV")
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒(1)
3.		SEC Use Only
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,671,881(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,671,881(2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,671,881(2)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.		Percent of Class Represented by Amount in Row 11 29.9%(3)
14.		Type of Reporting Person (See Instructions) OO
_______________________
(1)  This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF.  ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
(2)  Consists of 4,671,881 shares owned by ProQuest.
(3)  The percentage is based on an aggregate of 15,636,387 shares of Common Stock outstanding as of August 4, 2016.

CUSIP No. 269796 108	13D	Page 4 of 12 Pages

1.		Name of Reporting Persons ProQuest Financial LLC ("PQF")
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒(1)
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 93,345(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 93,345(2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 93,345(2)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.		Percent of Class Represented by Amount in Row 11 0.6%(3)
14.		Type of Reporting Person (See Instructions) OO
_______________________
(1)  This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF.  ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
(2)  Consists of 9,165 shares and currently exercisable options to purchase 84,180 shares of Common Stock.
(3)  The percentage is based on an aggregate of 15,636,387 shares of Common Stock outstanding as of August 4, 2016.

CUSIP No. 269796 108	13D	Page 5 of 12 Pages

1.		Name of Reporting Persons Jay Moorin ("Moorin")
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒(1)
3.		SEC Use Only
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,796,108(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,796,108(2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,796,108(2)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 30.5%(3)
14.		Type of Reporting Person (See Instructions) IN
_______________________
(1)  This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF.  ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
(2)  Consists of 4,671,881 shares owned by ProQuest, 9,165 shares owned by PQF, 30,882 shares owned by Moorin through an IRA and currently exercisable options to purchase 84,180 shares of Common Stock held by PQF.
(3)  The percentage is based on an aggregate of 15,636,387 shares of Common Stock outstanding as of August 4, 2016.

CUSIP No. 269796 108	13D	Page 6 of 12 Pages

1.		Name of Reporting Persons Alain Schreiber ("Schreiber")
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒(1)
3.		SEC Use Only
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,765,226(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,765,226(2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,765,226(2)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 30.3%(3)
14.		Type of Reporting Person (See Instructions) IN
_______________________
(1)  This schedule is filed by ProQuest, PQA IV, PQF and the Listed Persons.  PQA IV is the General Partner of ProQuest and the Listed Persons are the managing members of PQA and PQF.  ProQuest, PQA IV, PQF and the Listed Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
(2)  Consists of 4,671,881 shares owned by ProQuest, 9,165 shares owned by PQF and currently exercisable options to purchase 84,180 shares of Common Stock held by PQF.
(3)  The percentage is based on an aggregate of 15,636,387 shares of Common Stock outstanding as of August 4, 2016.

CUSIP No. 269796 108	13D	Page 7 of 12 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on February 21, 2014 [File Number 005-88022] (the "Original Schedule 13D" and as amended by this Amendment No. 1, the "Schedule 13D"), on behalf of the Reporting Persons named in Item 2(a) thereof and ProQuest Financial LLC. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2(a) of the Original Schedule 13D is hereby amended and restated as follows:

(a) The persons and entities filing this Schedule 13D are ProQuest, PQA IV, PQF, Moorin and Schreiber (collectively, the "Reporting Persons"). ProQuest Management LLC ("PQM") is no longer a Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5(b) and (c) of the Original Schedule 13D are hereby amended and restated as follows:

(b)

(1) The percentage is calculated based upon 15,636,387 shares of Common Stock outstanding as of August 4, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.

(2) PQA IV is the general partner of ProQuest.

(3) The Listed Persons are the managing directors of ProQuest and PQF.  Of the total shares reported on this Schedule 13D, 4,671,881 are shares held by ProQuest, 9,165 are shares held by PQF, 30,882 are shares held by Moorin through an IRA and 84,180 are shares subject to currently exercisable options held by PQF.  Each Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(4) The Listed Persons resigned from the Board of Directors of the Issuer on June 29, 2016.

(c) The information provided in Item 3 is hereby incorporated by reference.  In addition, on February 18, 2014, ProQuest acquired 4,398,494 shares of Common Stock upon the automatic conversion of preferred stock of the Issuer and the automatic conversion of warrants to purchase preferred stock of the Issuer in connection with the closing of the Issuer's initial public offering and PQM acquired 72,291 shares of Common Stock upon the automatic conversion of preferred stock of the Issuer and the automatic conversion of warrants to purchase preferred stock of the Issuer in connection with the closing of the Issuer's initial public offering.

In late 2015 and early 2016, 31,535 shares of Common Stock were transferred from the ProQuest Management LLC Defined Benefit Pension Plan FBO Jay Moorin and the ProQuest Management LLC Salary Savings Plan FBO Jay Moorin and for the benefit of certain other individuals (the "ProQuest

CUSIP No. 269796 108	13D	Page 8 of 12 Pages

Plans") to an IRA for Moorin, 22,776 shares were transferred from the Plans to IRAs of other employees of ProQuest, and 17,980 shares were sold by the Plans.

(c)     Except as set forth below with respect to shares of Common Stock sold on the open market in the ordinary course of business, there have been no transaction in the securities of the Issuer by any of the Reporting Persons during the past sixty days:

Date	Reporting Person	Amount Disposed	Price	Price Range for weighted average prices
8/15/16	ProQuest	16,667	$60.51*	$60.14 - $60.99
8/15/16	ProQuest	8,070	$61.31*	$61.01 - $61.68
8/15/16	PQF	49	$60.70	n/a
8/15/16	Moorin	163	$60.70	n/a
8/16/16	ProQuest	16,270	$61.66*	$60.00 - $60.99
8/16/16	ProQuest	11,770	$61.65*	$61.00 - $61.99
8/16/16	ProQuest	31,599	$62.21*	$62.00 - $62.58
8/16/16	PQF	117	$60.78	n/a
8/16/16	Moorin	394	$60.78	n/a
8/17/16	ProQuest	4,723	$60.85*	$60.64-$60.99
8/17/16	ProQuest	9,848	$61.19*	$61.00-$61.79
8/17/16	PQF	29	$61.00	n/a
8/17/16	Moorin	96	$61.00	n/a

*Constitutes the weighted average purchase price for multiple transactions. The Reporting Persons will provide upon request by the Commission staff, the issuer or a security holder of the issuer, full information regarding each separate transaction.

Item 7. Material to be Filed as Exhibits.

A.	Third Amended and Restated Investors' Rights Agreement by and among the Issuer and certain of its stockholders, dated as of April 11, 2013 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (SEC File No. 333-192984), filed with the SEC on December 20, 2013)

B.	Form of Lock-up Agreement (previously filed)

CUSIP No. 269796 108	13D	Page 9 of 12 Pages

C.	Agreement regarding joint filing of Schedule 13D

D.	Power of Attorney (previously filed)

CUSIP No. 269796 108	13D	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2016

PROQUEST INVESTMENTS IV, L.P.		PROQUEST ASSOCIATES IV LLC

By:	ProQuest Associates IV LLC
	its General Partner	By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
By:	/s/ Pasquale DeAngelis		Title: Managing Member
Name: Pasquale DeAngelis
Title: Managing Member

PROQUEST FINANCIAL LLC		*
JAY MOORIN

By:	/s/ Pasquale DeAngelis
Name: Pasquale DeAngelis
	Title: Administrative Partner	*
ALAIN SCHREIBER

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact
Power of attorney filed as an exhibit hereto

CUSIP No. 269796 108	13D	Page 11 of 12 Pages

EXHIBITS

A	Third Amended and Restated Investors' Rights Agreement by and among the Issuer and certain of its stockholders, dated as of April 11, 2013 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (SEC File No. 333-192984), filed with the SEC on December 20, 2013)

B	Form of Lock-up Agreement (previously filed)

C	Agreement regarding joint filing of Schedule 13D

E.	Power of Attorney (previously filed)

CUSIP No. 269796 108	13D	Page 12 of 12 Pages

EXHIBIT C

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the shares of common stock of Eagle Pharmaceuticals, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.  The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: August 19, 2016
/s/ Pasquale DeAngelis
Pasquale DeAngelis, as a member of ProQuest Associates IV LLC and on behalf of ProQuest Investments IV, L.P. and as a member of ProQuest Financial LLC

*
Jay Moorin, individually
*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact Power of attorney filed as an exhibit hereto